March 7, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mark P. Shuman
Branch Chief–Legal

Re:	Seagate Technology
Form S-3 Registration Statement
Filed on January 19, 2005
File No. 333-122149

Dear Mr. Shuman:

On behalf of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), we hereby submit for filing by direct electronic transmission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to Seagate Technology’s Registration Statement on Form S-3, File No. 333-122149 (the “Registration Statement”).

In addition, this letter responds to your letter dated February 16, 2005 in which you set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement. For the Staff’s convenience, we have reproduced, using bold text, each of the Staff’s comments in this letter and indicated our response thereto immediately following each comment.

Form S-3

Incorporation of Documents by Reference, page 1

1.     Please update this section to incorporate by specific reference to the form type and filing date of all Section 13(a) reports filed subsequent to the date you initially filed your Form S-3 and prior to effectiveness.

In response to the Staff’s comment, the Company has updated the Incorporation by Reference section of Amendment No. 1.

*      *      *

To assist the Staff in its review, the Company is sending the Staff, via courier, five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 1. The marked copies are blacklined to show the changes that the Company made to the Registration Statement since its initial filing on January 19, 2005.

If you should have any questions or comments regarding this letter or Amendment No. 1, please contact the undersigned of Simpson Thacher & Bartlett LLP at (650) 251-5000.

Very truly yours,

/s/    JASON SCHENDEL

Jason Schendel

cc:	William L. Hudson

Executive Vice President, General Counsel and Secretary

Seagate Technology